John Mahon	Writer’s E-mail Address
202.729.7477	John.Mahon@srz.com

May 29, 2019

VIA EDGAR

Mr. Edward Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	YieldStreet Multi-Asset Fund Inc.

Registration Statement on Form N-2

(File Nos. 333-228959 and 811-23407)

Dear Mr. Bartz:

On behalf of YieldStreet Multi-Asset Fund Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 29, 2019 with respect to the Company’s response (the “Prior Response Letter”) to the prior comments provided by the Staff with respect to the Company’s Registration Statement on Form N-2 (File Nos. 333-228959 and 811-23407), filed with the Commission on December 21, 2018 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Prospectus. Where revisions to the Prospectus are referenced in the below responses, such revisions are indicated by proposed marked pages from the Prospectus attached hereto.

1.	Comment: We note your response to prior comment no. 1 set forth in the Prior Response Letter. Please provide a more detailed legal analysis regarding why your proposed offering of the Company’s shares through the YieldStreet Portal does not cause either the Company or one of its affiliates to be deemed to be an underwriter, broker-dealer, or distribution agent subject to registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the offer and sale of the Company’s shares.

Mr. Edward Bartz

May 29, 2019

Response: The Company advises the Staff on a supplemental basis that it does not believe that either the Company, YieldStreet, Inc., which owns and operates the YieldStreet Portal, or any of their respective affiliates should be viewed as an underwriter, broker dealer or distribution agent subject to registration under the Exchange Act as a result of their activities in connection with the offer and sale of the Company’s shares as described in the Prospectus (the “Offering”). Specifically, the Company as issuer will only be offering and selling its shares for its own account – rather than for the account of others – in connection with the Offering, and would therefore clearly fall outside the definition of “broker” set forth in Exchange Act Section 3(a)(4), which defines the term broker to mean “any person engaged in the business of effecting transactions in securities for the account of others [emphasis added].” Issuers engaged in the primary offering of their own securities are effecting a transaction for their own account and not the account of another and accordingly would not meet the definition of a broker. Exchange Act Section 3(a)(5) defines the term “dealer” as “any person engaged in the business of buying and selling securities…for such person’s own account through a broker or otherwise.” A person must be engaged in the business of both buying and selling securities to meet the definition of a dealer. An issuer that solely sells securities in one or more primary offerings would accordingly not meet the definition of a dealer.

In addition, neither YieldStreet, Inc., nor any of its affiliates, will receive compensation from the Company, its investors or any other person in connection with the use by the Company of the YieldStreet Portal to offer, issue and sell its shares in connection with the Offering. The Company notes that while not dispositive, the absence of any transaction-based compensation would typically weigh against any requirement to register as a broker under the Exchange Act.

The Company further advises the Staff on a supplemental basis that the YieldStreet Portal merely provides a passive online technology platform that the Company may use to offer and sell its shares and collect proceeds from investor subscriptions. It does not, however, provide separate marketing services or capabilities to the Company, nor will any entity affiliated with the YieldStreet Portal acquire and resell or otherwise facilitate the distribution of the shares being offered by the Company in connection with the Offering in a manner similar to a traditional underwriter or distribution agent. In short, the YieldStreet Portal is agnostic with respect to the success or failure of the Offering. As a result of the foregoing, the Company does not believe that either it, YieldStreet, Inc., or any of their respective affiliates are required to register as a broker or dealer in connection with the Offering.

Cover Page

2.	Comment: We note your response to prior comment no. 8 set forth in the Prior Response Letter. Please further revise the cover page of the Prospectus so that the bullet point risks appear on the outside cover page of the Prospectus.

Response: The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

Mr. Edward Bartz

May 29, 2019

Prospectus Summary

3.	Comment: We note your response to prior comment no. 11 in the Prior Response Letter. Please revise the disclosure set forth in the prospectus summary and in the “Use of Proceeds” section of the Prospectus to more clearly indicate the reason why it may take longer than three months to fully invest the proceeds of each closing of the offering to described in the Prospectus.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

4.	Comment: Under the subheading “Advisory Fees” in the prospectus summary, please revise the disclosure to clearly state the percentage of yearly net investment income payable under the incentive fee to the Company’s investment adviser.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Investment Objectives and Strategy

5.	Comment: We note your response to prior comment no. 20 set forth in the Prior Response Letter. Please provide us with a detailed legal analysis why the Company should be permitted to issue shares to non-accredited investors given that the Company expects to invest more than 15% of its total assets in securities, including participation interests, issued by private credit funds (“Private Credit Funds”) that rely on the exception from registration set forth in either Section 3(c)(1) or Section 3(c)(7) under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Company advises the Staff on a supplemental basis that while it may not necessarily exceed the 15% threshold referenced by the Staff, it believes that even if it should do so, it should remain able to sell shares to non-accredited investors as contemplated in the Prospectus given that (i) the types of participation interests it intends to acquire from Private Credit Funds (the “Participation Interests”) do not raise the same concerns as equity investments in such Private Credit Funds that would indirectly expose the Company’s investors to the full investment portfolios and investment strategies of such Private Credit Funds, including their potential use of leverage, and (ii) other publicly offered 1940 Act regulated funds, including both registered closed-end funds and business development companies (collectively, “Regulated Funds”), invest a substantial portion of their respective assets in either Participation Interests or other securities issued by either Private Credit Funds or similar vehicles excepted from registration under the 1940 Act.

In particular, the Participation Interests the Company may acquire from time to time will be tied not to the performance of the Private Credit Fund that serves as a counterparty to such Participation Interest, but instead to the performance of a specific debt investment that Private Credit Fund holds. Such Participation Interests are commonly used by market participants for the sake of efficiency to handle the syndication of smaller debt amounts or where an issuer may desire a single point of contact for repayment of its principal and interest obligations. In such cases, the originating Private Credit Fund effectively serves as administrative agent to forward on interest and principal payments to other indirect investors in that issuer’s debt securities that hold their exposure to such debt securities through Participation Interests with the originating Private Credit Fund. As a result, such Participation Interests do not expose the Company, nor its investors, to nearly the same type of risk as would be present if the Company were to instead acquire equity positions in such Private Credit Funds. For example, an equity investment in a Private Credit Fund would effectively expose a non-accredited investor in the Company to the entire investment portfolio underlying that Private Credit Fund. In short, the Company believes that the Participation Interests it may acquire are no different, from a risk perspective, than holding the underlying credit instruments to which they each relate.

Mr. Edward Bartz

May 29, 2019

The Company also notes that a number of credit-oriented Regulated Funds routinely invest in underlying debt investments through Participation Interests, given their wide acceptance in the market generally. In addition, a number of Regulated Funds hold equity interests in portfolio companies that are structured as Private Credit Funds, most commonly structured as member managed vehicles with another joint venture investment partner. These so called “joint venture” arrangements often represent a significant portion of a Regulated Fund’s overall total assets, to the point where accounting guidance was formulated by the Staff under Regulation S-X to provide for disclosure regarding such “joint venture” arrangements when they crossed certain significance thresholds. Finally, a number of publicly-offered Regulated Funds, including Oxford Lane Capital Corp., Eagle Point Credit Company Inc. and Eagle Point Income Co. Inc., invest substantially all of their assets in equity and debt tranches of collateralized loan obligation vehicles (“CLO Vehicles”), which often operate in the same manner as traditional Private Credit Funds, though with higher amounts of leverage. In such cases, the investors in those Regulated Funds that hold equity and junior debt tranches of CLO Vehicles are in effect exposed to the entire investment portfolio of such CLO Vehicles, including the additional risk posed by the highly-leveraged nature of their portfolios, the exact make up of which is often opaque to the Regulated Funds’ public investors. In contrast, the Participation Interests that may be acquired by the Company will only expose its stockholders to the risks associated with holding the underlying debt instrument.

As a result of the foregoing, the Company believes that it should be allowed to market its shares to non-accredited investors, even if more than 15% of its investment portfolio were to consist of Participation Interests.

Description of Capital Stock

6.	Comment: We note your response to prior comment no. 23 set forth in the Prior Response Letter. Please further revise the disclosure set forth under the “Description of Capital Stock” section of the Prospectus to clearly state that the Staff currently believes that opting into the Maryland Control Share Act would be inconsistent with the applicable provisions of the 1940 Act, and would therefore not be available to the Company.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Mr. Edward Bartz

May 29, 2019

Regulation

7.	Comment: We note your response to prior comment no. 26 set forth in the Prior Response Letter. Please further revise the disclosure set forth under the subheading “Fundamental Investment Policies” to clarify whether the Company will elect to concentrate a subset of its investments in a particular industry.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc: Ivor Wolk, General Counsel / YieldStreet Multi-Asset Fund Inc.